     As Filed with the Securities and Exchange Commission on March 16, 1998
      ===================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                AMENDMENT NO. 2
                            ------------------------
                            SUMMIT CARE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              FOUNTAIN VIEW, INC.
                            FV-SCC ACQUISITION CORP.
                             HERITAGE FUND II, L.P.
                       (NAME OF PERSONS FILING STATEMENT)

                            ------------------------
                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------
                                   865910103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                ROBERT M. SNUKAL
                              FOUNTAIN VIEW, INC.
                           11900 W. OLYMPIC BOULEVARD
                                   SUITE 680
                             LOS ANGELES, CA  90064
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                     ON BEHALF OF PERSONS FILING STATEMENT)
                            ------------------------
                                WITH A COPY TO:

                           STEPHEN M. L. COHEN, ESQ.
                             CHOATE, HALL & STEWART
                                 EXCHANGE PLACE
                                53 STATE STREET
                               BOSTON, MA  02109
                                 (617) 248-5000


------------------------------------------------------------------------------
                           CALCULATION OF FILING FEE
------------------------------------------------------------------------------
TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE**
$143,062,500                                                $28,613.00
------------------------------------------------------------------------------
* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF AN AGGREGATE OF 6,812,500 SHARES OF COMMON STOCK, NO PAR VALUE PER SHARE, OF SUMMIT CARE CORPORATION (THE "SHARES") AT $21.00 NET PER SHARE IN CASH.

** THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF 1% OF THE AGGREGATE VALUE OF CASH OFFERED BY FV-SCC ACQUISITION CORP. FOR SUCH NUMBER OF SHARES.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID: $28,613.00
FILING PARTY: FOUNTAIN VIEW, INC. AND FV-SCC ACQUISITION CORP.
FORM OF REGISTRATION NO.: SCHEDULE 14D-1, FILE NO. 5-43590
DATE FILED: FEBRUARY 13, 1998

      ====================================================================

CUSIP NO. 86590103                   14D-1
          --------

------------------------------------------------------------------------------
1.    Name of Reporting Person:  Fountain View, Inc.

------------------------------------------------------------------------------
2.    Check Appropriate Box if                                      (a) [_]
      a member of a Group                                           (b) [_]
------------------------------------------------------------------------------
3.    SEC Use Only

------------------------------------------------------------------------------
4.    Sources of Funds:  BK AF

------------------------------------------------------------------------------
5.    Check Box if Disclosure of                                        [_]
      Legal Proceedings Required Pursuant to Item 2(e) or 2(f)

------------------------------------------------------------------------------
6.    Place of Organization:  Delaware

------------------------------------------------------------------------------
7.    Aggregate Amount Beneficially Owned:  0 Shares

------------------------------------------------------------------------------
8.    Check if Amount in Row 7 Excludes Certain Shares                  [_]

------------------------------------------------------------------------------
9.    Percent of Class:  0%

------------------------------------------------------------------------------
10.   Type of Reporting Person:  CO

------------------------------------------------------------------------------

CUSIP NO. 86590103                   14D-1
          --------

------------------------------------------------------------------------------
1.    Name of Reporting Person:  FV-SCC ACQUISITION CORP.

------------------------------------------------------------------------------
2.    Check Appropriate Box if                                      (a) [_]
      a member of a Group                                           (b) [_]
------------------------------------------------------------------------------
3.    SEC Use Only

------------------------------------------------------------------------------
4.    Sources of Funds:  AF

------------------------------------------------------------------------------
5.    Check Box if Disclosure of                                        [_]
      Legal Proceedings Required Pursuant to Item 2(e) or 2(f)

------------------------------------------------------------------------------
6.    Place of Organization:  Delaware

------------------------------------------------------------------------------
7.    Aggregate Amount Beneficially Owned:  None

------------------------------------------------------------------------------
8.    Check if Amount in Row 7 Excludes Certain Shares                  [_]

------------------------------------------------------------------------------
9.    Percent of Class:  0%

------------------------------------------------------------------------------
10.  Type of Reporting Person:  CO

------------------------------------------------------------------------------

CUSIP NO. 86590103                   14D-1
          --------
------------------------------------------------------------------------------
1.   Name of Reporting Person:  HERITAGE FUND II, L.P.

------------------------------------------------------------------------------
2.   Check Appropriate Box if                                       (a) [_]
     a member of a Group                                            (b) [_]
------------------------------------------------------------------------------
3.   SEC Use Only

------------------------------------------------------------------------------
4.   Sources of Funds:  WC

------------------------------------------------------------------------------
5.   Check Box if Disclosure of                                         [_]
     Legal Proceedings Required Pursuant to Item 2(e) or 2(f)

------------------------------------------------------------------------------
6.   Place of Organization:  Delaware

------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned:  None

------------------------------------------------------------------------------
8.   Check if Amount in Row 7 Excludes Certain Shares                   [_]

------------------------------------------------------------------------------
9.   Percent of Class:  0%

------------------------------------------------------------------------------
10.  Type of Reporting Person:  PN

------------------------------------------------------------------------------

                                  INTRODUCTION

     This Amendment No. 2 (the "Amendment") to the Tender Offer Statement on
Schedule 14D-1 (the "Statement") filed by Fountain View, Inc., a Delaware corporation ("Parent"), FV-SCC Acquisition Corp., a Delaware corporation ("Purchaser") and Heritage Fund II, L.P. ("Heritage"), relates to the offer by Purchaser, a wholly owned subsidiary of Parent, to purchase all outstanding Shares of Summit Care Corporation, a California corporation (the "Company"), at a price of $21.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 13, 1998, as supplemented by a Supplement to Offer to Purchase dated March __, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1), (a)(9) and (a)(2), respectively. This Amendment amends and restates the Statement originally filed on February 13, 1998, by Purchaser and Parent as amended by Amendment No. 1 filed March 11, 1998, by Purchaser, Parent and Heritage.


ITEM 10.  ADDITIONAL INFORMATION.

     On March 16, 1998, Parent and Purchaser announced that they had extended the Offer until 12:00 midnight New York City time, on March 25, 1998, unless further extended. The offer was scheduled to expire at 12:00 midnight on March 13, 1998. As of the close of business on March 13, 1998, approximately 6,745,227 shares of the Company had been tendered.

     The full text of the Parent's and Purchaser's March 16, 1998 press release is set forth in Exhibit (a)(10) hereto and is incorporated herein by reference. The information set forth in the Offer to Purchase, the Supplement to Offer to Purchase and the Agreement and Plan of Merger, dated as of February 6, 1998, among, inter alia, Parent, Purchaser and the Company, copies of which are attached as Exhibits (a)(1), (a)(9) and (c)(1), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)    Form of Offer to Purchase, dated February 13, 1998.*
(a)(2)    Form of Letter of Transmittal.*
(a)(3)    Form of Notice of Guaranteed Delivery.*
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7) Summary Advertisement as published in The Wall Street Journal on February 13, 1998.*
(a)(8)    Text of Press Release issued by the Company on February 9, 1998.*
(a)(9)    Proposed Supplement to Offer to Purchase dated March , 1998.*
(a)(10)   Press Release issued by Parent and Purchaser on March 16, 1998.
(b)       Commitment letter dated February 6, 1998 issued by the Bank of
          Montreal.*
(c)(1) Agreement and Plan of Merger, dated as of February 6, 1998, by and among the Company, Parent, Purchaser and Heritage Fund II, L.P.*
(c)(2) Agreement entered into as of February 6, 1998 by and among Parent, Robert Snukal, Sheila Snukal, William Scott and Heritage Fund II, L.P.*
(c)(3)    Summit Care Corporation Special Severance Pay Plan.*
(d)       Not Applicable.
(e)       Not Applicable.
(f)       Not Applicable.
_______________________
*    Previously filed.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

March 16, 1998                           FV-SCC ACQUISITION CORP.


                                         By: /s/ Robert M. Snukal
                                             --------------------------
                                         Name: Robert M. Snukal
                                         Title: President and Treasurer
                                         FOUNTAIN VIEW, INC.

                                         By: /s/ Robert M. Snukal
                                            ---------------------------
                                         Name: Robert M. Snukal
                                         Title: Chief Executive Officer
                                         and President


                                         HERITAGE FUND II, L.P.
                                         By: HF PARTNERS II, L.L.C.


                                         By: /s/ Michel Reichert
                                             -------------------
                                         Name: Michel Reichert
                                         Title: Manager

                                 EXHIBIT INDEX

(a)(1)    Form of Offer to Purchase, dated February 13, 1998.*
(a)(2)    Form of Letter of Transmittal.*
(a)(3)    Form of Notice of Guaranteed Delivery.*
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7) Summary Advertisement as published in The Wall Street Journal on February 13, 1998.*
(a)(8)    Text of Press Release issued by the Company on February 9, 1998.*
(a)(9)    Proposed Supplement to Offer to Purchase dated March , 1998.*
(a)(10)   Press Release issued by Parent and Purchaser on March 16, 1998.
(b)       Commitment letter dated February 6, 1998 issued by the Bank of
          Montreal.*
(c)(1) Agreement and Plan of Merger, dated as of February 6, 1998, by and among the Company, Parent, Purchaser and Heritage Fund II, L.P.*
(c)(2) Agreement entered into as of February 6, 1998 by and among Parent, Robert Snukal, Sheila Snukal, William Scott and Heritage Fund II, L.P.*
(c)(3)    Summit Care Corporation Special Severance Pay Plan.*
(d)       Not Applicable.
(e)       Not Applicable.
(f)       Not Applicable.
_______________________

*    Previously filed.

                                                   Exhibit (a)(10)

                              FOUNTAIN VIEW, INC.
                     11900 W. OLYMPIC BOULEVARD, SUITE 680
                             LOS ANGELES, CA  90064


Contact:  Robert M. Snukal
          Fountain View, Inc.
          11900 W. Olympic Boulevard, Suite 680
          Los Angeles, CA  90064
          Tel: 310-571-0351



                    SUMMIT CARE CORPORATION TENDER EXTENDED

     LOS ANGELES, California, March 16: Fountain View, Inc. and FV-SCC Acquisition Corp. announced today that they have extended their Offer to Purchase all the outstanding shares of common stock of Summit Care Corporation (Nasdaq:SUMC) of Burbank, California until Wednesday, March 25, 1998. The extension was made for the purpose of giving Summit shareholders an opportunity to review supplemental materials to be provided by Fountain View and FV-SCC to comply with comments received from the staff of the Securities and Exchange Commission. The tender offer acquisition price of $21.00 per share, net to the seller in cash, will not be changed as a result of the extension of the Offer to Purchase.

     The initial tender period for the Offer to Purchase, dated February 13, 1998, expired March 13, 1998. As of 5:00 p.m. on that date, approximately 95% of Summit Care's Common Stock had been tendered.

     The Supplement to Offer to Purchase will be mailed to Summit Care shareholders on or before March 19, 1998. Summit Care shareholders that have already tendered their shares pursuant to the Offer to Purchase dated February 13, 1998 will not be required to re-tender their shares unless they elect to rescind their original tender. Shareholders that tender pursuant to the Offer to Purchase have the right to rescind their tender and withdraw their shares at any time prior to acceptance of shares for payment in the tender by FV-SCC.